UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LGI Homes, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

50187T 106

(CUSIP Number)

Eric T. Lipar

1450 Lake T. Robbins Drive, Suite 430

The Woodlands, Texas 77380

(281) 362-8998

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 50187T 106	Page 2 of 5

1	NAME OF REPORTING PERSON Eric T. Lipar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,940,899
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,940,899
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940,899 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,339,297 shares held by EDSS Holdings, LP, whose general partner is an entity wholly-owned by Eric Lipar. Eric Lipar disclaims beneficial ownership in 678,396 shares attributable to limited partnership interests owned by Thomas Lipar, who is also a limited partner in that partnership. Eric Lipar is the son of Thomas Lipar. Includes 17,326 shares owned by Eric Lipar’s spouse. Also includes shares acquired in liquidating distributions from LGI Investment Fund II, LP and LGI Investment Fund III, LP, through which Eric Lipar’s spouse owns all of her shares, and Eric Lipar owns 60,919 of his shares (directly, through his 401(k) plan and through the general partners, which are entities wholly-owned by Eric Lipar).
(2)	All shares of common stock beneficially owned by Eric T. Lipar represent 14.2% of the outstanding shares of common stock of the Issuer based on 20,763,449 shares outstanding as of November 13, 2013.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of LGI Homes, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Eric T. Lipar, an individual (the “Reporting Person”).

(b) The Reporting Person’s principal business address is 1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

(c) The Reporting Person is the Chief Executive Officer and the Chairman of the Board of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Other than 1,000 shares of common stock acquired in connection with the organization of the Issuer for $1,000 in July 2013, all of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person were acquired through the exchange of the Reporting Person’s equity interests in the entities which comprise the Issuer’s predecessor at a valuation of $11.00 per share, in connection with the Issuer’s initial public offering of its Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock solely for the purpose of investment. The Reporting Person may make additional purchases or sales of the Issuer’s securities either in the open market or in private transactions, depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

Except in the ordinary course of acting in his capacity as an officer and a director of the Issuer, as of the date hereof, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment Issuer, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,940,899 shares of Common Stock, which represents 14.2% of the outstanding shares of Common Stock of the Issuer, based on 20,763,449 shares of Common Stock outstanding as of November 13, 2013.

(b) The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock identified in Item 5(a).

(c) See Item 3 with respect to a description of the acquisition of shares of Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2013

/s/ Eric T. Lipar
Eric T. Lipar